Mail Stop 4561

April 18, 2008

Anthony Stafford, Chairman of the Board
National Datacomputer, Inc.
900 Middlesex Turnpike, Building 5
Billerica, MA 02821

>   **Re: National Datcomputer, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 9, 2008**
>   **File No. 000-15885**

Dear Mr. Stafford:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose why you are submitting these proposals to the vote of your independent shareholders when your chairman apparently has voting power over sufficient shares to approve the proposals without submitting them for a shareholder vote. Clearly disclose for your shareholders that you are not conditioning approval of the proposals on a majority vote of the independent shareholders, and that the proposals will be approved regardless of how many independent shareholders oppose them.

Proposal Two, page 14

2. You state on page 14 and elsewhere in the body of your preliminary proxy statement that you are proposing to decrease the number of authorized shares of common stock of the company from 50,000,000 to 6,000,000. However, the certificate of

amendment attached as Exhibit A to the proxy statement indicates that you are proposing to reduce the number of authorized shares of common stock to 3,333,333. Please revise your filing as necessary to reflect accurately the number of authorized shares the company will have following the proposed decrease.

3.   We note the disclosure on page 12 that the proposed reverse stock split, coupled with the proposed decrease in authorized shares, will result in an increased proportion of authorized but unissued shares to issued shares. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the proportional increase in authorized shares vis-à-vis issued shares. If you have no such plans, proposals or arrangements, please make a clear statement in your proxy statement to that effect.

Proposal Three, page 15

4.   Please disclose, if true, that no grants of awards are contemplated to be made under the 2007 Employee, Director and Consultant Stock Plan concurrent with the approval of the proposed amendment to the plan.

Form of Proxy

5.   We note the following statement in your form of proxy: "If no direction is made this Proxy will be voted FOR the proposals." Rule 14a-4(b)(1) requires such statements regarding how proxies will be voted on matters for which no choice is specified to be in bold-face type. Please amend your form of proxy accordingly.

6.   As required by Rule 14a-4(b)(2), please revise the description of proposal number four in your form of proxy to name each director nominee and to provide means for your shareholders to withhold authority to vote for each nominee. In addition, please revise the description of proposal number four to delete the reference to the re-election of the company's current executive officers, or advise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (617) 542-2241
        Marianne Staniunas
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        Telephone: (617) 348-1844